United States
Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2005

Commission File Number 000-29103

STATS CHIPPAC LTD.

(Exact name of registrant as specified in its charter)

Not Applicable
(Translation of registrant’s name into English)

Republic of Singapore

(Jurisdiction of incorporation or organization)

10 Ang Mo Kio Street 65
#05-17/20 TechPoint
Singapore 569059
(65) 6824-7888
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑                    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

Not applicable.

This report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in the Registration Statement on Form F-3/S-3 (File Nos. 333-119705 and 333-119705-1) of STATS ChipPAC Ltd. and ChipPAC, Inc. and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATS ChipPAC Ltd.
By:	/s/ Tan Lay Koon
	Name:	Tan Lay Koon
	Title:	President & Chief Executive Officer
	Date:	February 14, 2005

CORPORATE RELEASE

STATS CHIPPAC LTD. ANNOUNCES $125,920,000
AGGREGATE PRINCIPAL AMOUNT OF 1.75%
CONVERTIBLE NOTES DUE 2007 HAS BEEN PUT TO
THE COMPANY

Singapore and United States, February 14, 2005 — STATS ChipPAC Ltd. (the “Company” — NNM: STTS and SGX: STATSChP) announced today that it had received demands for redemption of $125,920,000 aggregate principal amount of its 1.75% convertible notes due 2007 (the “Notes”).

Under the terms of the indenture and the Notes, holders of the Notes could, at their option, require the Company to redeem all or any portion (in multiples of $1,000 in principal amount) of the Notes on March 18, 2005 at a redemption price equal to 110.081% of the principal amount of the Notes being redeemed, plus any accrued and unpaid interest accrued to the date of redemption, by delivering to us a demand of redemption within the period specified therein. Upon the full redemption of the $125,920,000 principal amount of the Notes, $74,080,000 aggregate principal amount of the Notes, including Notes held by the Company, will be outstanding.

The Company intends to pay for all or a portion of the redeemed Notes with cash at hand or some form of financing or a combination of both.

About STATS ChipPAC Ltd. (STATS ChipPAC)

STATS ChipPAC Ltd (“STATS ChipPAC” — NNM: STTS and SGX: STATSChP), is a leading service provider of semiconductor packaging design, assembly, test and distribution solutions. A trusted partner and supplier to leading semiconductor companies worldwide, STATS ChipPAC’s value proposition is total solutions of fully integrated, multi-site, end-to-end assembly and testing solutions that bring products to market and volume faster. Our customers are some of the largest wafer foundries, integrated device manufacturers (IDMs), as well as fabless companies in the United States, Europe and Asia. STATS ChipPAC is a leader in mixed signal testing and advanced packaging technology for semiconductors used in diverse end market applications including communications, power, digital consumer and computing. With advanced process technology capabilities and a global manufacturing presence spanning Singapore, Korea, China, Malaysia, Taiwan and the United States, STATS ChipPAC has a reputation for providing dependable, high quality test and packaging solutions. The Company’s customer support offices are headquartered in the United States (California’s Silicon Valley, Arizona, Texas, Massachusetts, Florida, Colorado and North Carolina), with offices located in the Netherlands, China, Singapore, Japan, Taiwan, South Korea and Malaysia. STATS ChipPAC’s facilities include those of its subsidiary, Winstek Semiconductor Corporation in Hsinchu Valley, Taiwan. These facilities offer new product introduction support, pre-production wafer sort, final test, packaging and other high volume preparatory services. Together with our Test Development Center in Singapore and test facilities in the United States, this forms a global network providing dedicated test engineering development and product engineering support for customers from design to volume production. STATS ChipPAC is listed on both the Nasdaq National Market and The Singapore Exchange. In

STATS ChipPAC Ltd. Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint, Singapore 569059

addition, STATS ChipPAC is also listed on the Morgan Stanley Capital International (MSCI) Index and the Straits Times Industrial Index. Further information is available at www.statschippac.com

Certain statements in this press release including statements on the possibility of STATS ChipPAC’s payment of all or a portion of the redeemed Notes through some form of financing, are forward-looking statements that involve a number of risks and uncertainties. Among the risks and uncertainties that could cause actual results to differ materially is a risk that the market conditions may not support an arrangement of financing on terms acceptable to STATS ChipPAC or at all. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Unless otherwise specified, references to “$” are to the lawful currency of the United States of America.

This announcement is not an offer for sale of securities in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933, as amended. The Company does not intend to register any portion of an offering in the United States or to conduct a public offering of securities in the United States.

This report on Form 6K shall be deemed to be incorporated by reference in the prospectus included in the Registration Statement on Form F-3/S-3 (File Nos. 333 -119705 and 333-119705-1) of STATS ChipPAC Ltd. and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Singapore Contacts :

Michael G. Potter	Elaine Ang
Chief Financial Officer	Manager, Investor Relations & Corporate
Tel : (65) 6824 7777, Fax : (65) 6720 7826	Communications
email : ir@statschippac.com	Tel : (65) 6824 7705, Fax : (65) 6720 7826
email : elaine.ang@statschippac.com

US Contacts :

Drew Davies	Lisa Lavin
Director, Investor Relations	Marcom Manager
Tel : (408) 586 0608, Fax : (408) 586 0652	Tel : (208) 939 3104, Fax : (208) 939 4817
email : drew.davies@statschippac.com	email : lisa.lavin@statschippac.com

The Ruth Group
David Pasquale – Executive Vice President
Tel : (646) 536 7006
email : dpasquale@theruthgroup.com

STATS ChipPAC Ltd. Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint, Singapore 569059